UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date: For the month of August 2026
Commission File Number: 001-41912
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Ferrovial N.V.
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Gustav Mahlerplein 61-63
Symphony Towers, 14th Floor
1082 MS Amsterdam
The Netherlands
Tel: +31 20798 37 02
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE
Ferrovial N.V. is submitting this current report on Form 6-K to announce the delisting of its ordinary shares from Euronext Amsterdam in September 2026.
Attached to this report on Form 6-K is:
(1) a press release dated August 13, 2026 as Exhibit 99.1.
EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release issued by Ferrovial N.V. dated August 13, 2026.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Ferrovial N.V.
Date: August 13, 2026
By: /s/ Ernesto López Mozo
Ernesto López Mozo
Chief Financial Officer